

Mail Stop 3030

September 30, 2015

Via E-Mail
Mr. Russell C. Ellwanger
Chief Executive Officer
Tower Semiconductor Ltd.
Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 23105, Israel

> **Re:** **Tower Semiconductor Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2014**
> **Filed May 14, 2015**
> **File No. 0-24790**

Dear Mr. Ellwanger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2014

B. Liquidity and Capital Resources

Our Operations in Japan, page 53

1. We note the significance of your impairment and restructuring charges during the year ended December 31, 2014. To help an investor better understand these charges, in future filings, please revise the results of operation section of MD&A to include a clear summary of the restructuring plan that addresses the following:

    • Describe any adverse economic, business, competitive, or other circumstances that led you to undertake the restructuring plan that resulted in the impairment and other charges.

- Quantify the expected effects on future operating income (i.e., the amount by which you expect expenses to decrease) and cash flows including the period the effects are expected to be realized. In this regard, please also discuss how your revenues may be adversely affected by the restructuring actions.
- Disclose whether you have realized the anticipated savings. If the anticipated savings are not achieved as expected or are achieved in periods other than as expected, please disclose these facts. Also, disclose the reasons for any such differences and discuss the likely effects on future operating results and liquidity.

Please refer to SAB Topic 5-P.4 and Item 303(A)(3) of Regulation S-K for guidance.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

2.   We see that you present a non-GAAP measure called Operating Cash Flows excluding Nishiwaki Fab Closure Employee Related Retirement Costs on the face of this statement. Please tell us how your presentation complies with Item 10(e)(1)(ii)(C) of Regulation S-K, or confirm that you will revise the statement in future filings to remove the measure in compliance with the guidance.

Note 3 – TowerJazz Panasonic Semiconductor Co., Ltd. Establishment, page F-15

3.   We see that in March 2014, you acquired 51% of the shares of TPSCo. through the issuance of common shares with a fair market value of approximately $7.4 million, and recorded a gain of $166 million. Please address the following:

- Describe for us the specific types of assets acquired and liabilities assumed and tell us Panasonic's historical cost basis associated with each significant classification.
- Tell us the methodologies utilized to value each type of asset acquired and liability assumed, and describe the significant assumptions in each model.
- Describe for us how pricing for products sold to Panasonic will be established.

4.   You disclose that the fair values of TPSCo's assets and liabilities are based on a valuation performed by third party professional valuation experts. Please revise future filings to clarify the nature and extent of the third party valuation experts' involvement and management's reliance on the work of the valuation experts. Refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and would be applicable to the extent your Form 20-F is incorporated by reference into any registration statement.

Note 4 – Restructuring of Japan Operations, page F-17

5. Please describe for us the specific assets that were impaired, and tell us where, and the amounts at which you presented the assets on the consolidated balance sheet prior to impairment. Tell us how you determined the fair value of the assets when measuring the impairment loss and describe the valuation methodology utilized. Refer to ASC 360-10-35.

6. Please revise this note in future filings to provide all the disclosures required ASC 420-10-50-1. For each major type of cost, please disclose the total expected to be incurred and a reconciliation of the beginning and ending liability balances of the restructuring program.

Note 9 - Intangible Assets, Net, page F-19

7. Please revise this note in future filings to separately state the amount of accumulated amortization of intangible assets as required by Rule 5-02(16) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626, or me at (202) 551-3662 with any questions. You may also reach Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin Kuhar

Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery

cc: Nati Somekh
        Vice President and Chief Legal Officer